File No. _____________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

        Statement by Holding Company Claiming Exemption Under Rule U-3A-2
                           from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                                THE STANLEY WORKS



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Stanley Works ("Stanley" or the "Company") is a Connecticut corporation with its principal place of business at 1000 Stanley Drive, New Britain, Connecticut 06053. A list of its subsidiary companies is attached hereto and identified as Attachment 1. A description of the nature of Stanley's businesses and that of its subsidiaries, except for The Farmington River Power Company ("FRPC"), is attached hereto and identified as Attachment 2. The business of FRPC involves the generation, sale and distribution of electricity within the State of Connecticut.


     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmissions lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


Stanley owns no properties used for the purposes listed above either within or without the State of Connecticut.


FRPC owns and operates the Rainbow Dam Hydroelectric Facility located on the Farmington River in Windsor, Connecticut. The hydroelectric facility consists of the Rainbow Dam, a power house with an 8 megawatt generating capacity, switching and transformer equipment, flow and flood rights and various storage and outbuildings all located in Windsor, Connecticut. In addition FRPC owns transmission line rights of way, running for approximately 22 miles within the State of Connecticut from the Rainbow Dam facility to New Britain, Connecticut. FRPC also owns a substation and various distribution lines all located within New Britain, Connecticut.

FRPC does not own any property located outside the State of Connecticut and does not own any property located on or in proximity to the borders of the State of Connecticut.


     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:


     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

Stanley - None.

FRPC sold 18,363,000 kwh. of electric energy during 2002.



     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

Stanley - None.

FRPC - None.

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Stanley - None.

FRPC - None.


     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

Stanley - None.

FRPC - None.


     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Not Applicable


     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     Not Applicable

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     Not Applicable

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     Not Applicable

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     Not Applicable



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.


                                  The Stanley Works


                               By: /s/ David S. Winakor
                                  ---------------------------------------------
                                   David S. Winakor
                                   Senior Corporate Counsel
                                   and Assistant Secretary


CORPORATE SEAL

Attest:

 /s/ Bruce H. Beatt
--------------------------
Bruce H. Beatt
Vice President, General
Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.



David S. Winakor,  Senior Corporate Counsel & Assistant Secretary
--------------------------------------------------------------------------------
(Name)             (Title)

1000 Stanley Drive, New Britain, CT 06053
--------------------------------------------------------------------------------
(Address)

                                    EXHIBIT A


                       The Stanley Works and Subsidiaries
                     Consolidating Statements of Operations
                   For the fiscal year ended December 28, 2002
                        (Unaudited, Thousands of Dollars)

                                Farmington
                               River Power   All Other   Consolidated
                                 Company   Subsidiaries  Stanley Works
                                ---------- ------------  ------------
Net Sales                     $      -     $ 2,593,515   $ 2,593,515

Costs and Expenses:
  Costs of sales                   (67)      1,752,920     1,752,853
  Selling, general and
    administrative                   -         547,201       547,201
  Interest, net                      -          24,512        24,512
  Other, net                        23          (9,175)       (9,152)
                               ----------   ------------  ----------
                                   (44)      2,315,458     2,315,414
                               ----------   ------------  ----------

Earnings Before Income Taxes        44         278,057       278,101
Income Taxes                        17          89,309        89,326
                               ----------   ------------  ----------
Net Earnings                 $      27      $  188,748    $  188,775
                               ==========    ==========   ==========


                       The Stanley Works and Subsidiaries
                          Consolidating Balance Sheet
                   For the fiscal year ended December 28, 2002
                        (Unaudited, Thousands of Dollars)

                           Farmington                            Consolidated
                          River Power   All Other                  Stanley
                           Company    Subsidiaries  Eliminations    Works
                           --------   ------------  ------------  ----------
ASSETS
Current Assets
  Cash and cash equivalents $    -     $   121,746   $     -     $   121,746
  Accounts and notes
   receivable                    -         547,966         -         547,966
  Inventories                    -         414,720         -         414,720
  Deferred taxes                 -          21,160         -          21,160
  Prepaid assets                 -          68,980         -          68,980
  Other current assets           -          11,395         -          11,395
                            ---------   ----------    ----------   ----------
Total Current Assets             -       1,185,967         -       1,185,967
                            ---------   ----------    ----------   ----------
Property, Plant and
 Equipment                     1,900       495,123         -         497,023
Goodwill and Other
 Intangibles                     -         544,870         -         544,870
Other Assets                     -         200,825       (4,342)     196,483
                            ---------   ----------    ----------  ----------
Total Assets                 $ 1,900    $2,426,785    $  (4,342)  $2,424,343
                            =========   ==========    ==========  ==========

                       The Stanley Works and Subsidiaries
                           Consolidating Balance Sheet
                   For the fiscal year ended December 28, 2002
                        (Unaudited, Thousands of Dollars)
                                   CONTINUED

                           Farmington                            Consolidated
                          River Power   All Other                  Stanley
                           Company    Subsidiaries  Eliminations    Works
                           --------   ------------  ------------  ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Short-term borrowings      $   -      $  140,121   $    -      $   140,121
  Current maturities of
   long-term debt                -           9,510        -            9,510
  Accounts payable               3         260,284        -          260,287
  Accrued expenses           1,099         272,207        -          273,306
                            --------      ---------    -------      ---------
Total current liabilities    1,102         682,122        -          683,224
                            --------      ---------    -------      ---------
Long-term debt                   -         564,261        -          564,261
Deferred taxes                (417)          5,774        -            5,357
Other liabilities                -         183,876        -          183,876
                           --------      ---------     -------     ---------
Total liabilities              685       1,436,033        -        1,436,718
                           --------      ---------     -------     ---------
Shareholders' Equity
Preferred Stock                  -              -         -               -
Common Stock                   150         230,859      (150)        230,859
Retained earnings              325       1,248,773        -        1,249,098
Accumulated other
 comprehensive loss              -        (123,304)       -         (123,304)
ESOP Debt                        -        (180,827)       -         (180,827)
Affiliate investment           740           3,452     (4,192)            -
                           --------      ---------     -------     ----------
                             1,215       1,178,953     (4,342)     1,175,826
Less: cost of common
  stock in treasury             -         (188,201)         -       (188,201)
                          --------       ---------     -------     ----------
Total Shareholders' equity   1,215         990,752     (4,342)       987,625
                          --------       ---------     -------     ---------
Total Liabilities and
  Shareholders' Equity    $  1,900    $  2,426,785   $ (4,342)   $ 2,424,343
                          ========       ==========    ========    ==========

                                    EXHIBIT B


                           Not Applicable






                                    EXHIBIT C


                           Not Applicable

                                  ATTACHMENT 1

(All subsidiaries are included in the Consolidated Financial
Statements of The Stanley Works)

                                                            Jurisdiction
Corporate Name                                             of Incorporation
---------------------------------------------------------------------------
The Stanley Works                                          Connecticut
  The Farmington River Power Company                       Connecticut
  Contact East, Inc.                                       Massachusetts
  Stanley-Bostitch Holding Corporation                     Delaware
  Stanley Logistics, Inc.                                  Delaware
  Stanley Fastening Systems, L.P.                          Delaware
    Stanley de Chihuahua S.de R.L. de C.V.                 Mexico
  Stanley Receivables Corporation                          Delaware
  Stanley Funding Corporation                              Delaware
  The Stanley Works C.V.                                   Netherlands
  Gregory Smith Corporation                                Texas
  Senior Technologies, Inc.                                Nebraska
  Stanley Canada Inc.                                      Ontario, Canada
    Mac Tools Canada Inc.                                  Ontario, Canada
  Charge Industries, Inc.                                  Nova Scotia, Canada
  Best Lock Corporation                                    Indiana
   Integrator.com, Inc.                                    Indiana
     First Thoroughbred LTD                                Indiana
     Best Access Systems Co.                               Nova Scotia, Canada
  Best International Holdings, Inc.                        Indiana
     Best Systems Corporation Pte. Ltd.                    Singapore
     Best Access Systems Limited                           Hong Kong
     Southeast Energy Management Corporation               Florida
     BAI, Inc.                                             Indiana

                                                            Jurisdiction
Corporate Name                                             of Incorporation
---------------------------------------------------------------------------
   Stanley Tools (N.Z.) Ltd.                               New Zealand
   Stanley do Brasil Ltda.                                 Brazil
   Herramientas Stanley S.A. de C.V.                       Mexico
   Stanley-Bostitch, S.A. de C.V.                          Mexico
   Stanley Finance Hungary Kft.                            Hungary
   Stanley Atlantic, Inc.                                  Delaware
     Stanley Israel Investments, Inc.                      Delaware
       Stanley Israel Investments B.V.                     Netherlands
         T.S.W. Israel Investments Ltd.                    Israel
           ZAG Industries Ltd. (93.8%)                     Israel
             ZAG Industries U.S.A. Inc.                    Delaware
             Design and Shoot LTD                          Israel
             ZAG Operation (Assets) LTD                    Israel
               RGTI                                        Island of Nevis
               ZAG Latin America LTD                       Brazil
             ZAG Israel Marketing LTD                      Israel
             ZAG U.K.                                      U.K.
             A.M.T.Y. Vermogensverwoltan                   Island of Nevis
       Stanley International Holdings, Inc.                Delaware
         Stanley Pacific Inc.                              Delaware
       Stanley Svenska A.B.                                Sweden
       Stanley Works (Europe) A.G.                         Switzerland
         Stanley European Holdings, L.L.C.                 Delaware
         Stanley Europe B.V.B.A.                           Belgium
         Stanley European Holdings B.V.                    Netherlands
           Stanley Fastening Systems Poland Sp.zo.o.       Poland
           Stanley Sales and Marketing Poland, Sp.Z.o.o.   Poland
             S.A. Stanley Works (Belgium) B.V.B.A.         Belgium
             Stanley Bostitch G.m.b.H.                     Germany
               Friess G.m.b.H.                             Germany
               Stanley Doors France, S.A.S.                France
                 Stanley France Services, S.A.S.           France
                   Stanley Tools, S.A.S.                   France
                 Stanley France, S.A.S.                    France

                                                            Jurisdiction
Corporate Name                                             of Incorporation
---------------------------------------------------------------------------
              Stanley Nordic ApS                           Denmark
              Stanley Works (Nederland) B.V.               Netherlands
              Stanley Iberia S.L.                          Spain
              Suomen Stanley O.Y.                          Finland
              Stanley Italia S.r.l.                        Italy
                Stanley Tools S.r.l.                       Italy
                  F.I.P.A. Due S.r.l.                      Italy
           Stanley U.K. Holding Ltd.                       U.K.
              Stanley U.K. Limited                         U.K.
              The Stanley Works Limited                    U.K.
              Stanley U.K. Sales Limited                   U.K.
              Stanley U.K. Services Limited                U.K.
      The Stanley Works Pty. Ltd.                          Australia
      Stanley Works Asia Pacific Pte. Ltd.                 Singapore
      The Stanley Works Sales (Philippines), Inc.          Philippines
      The Stanley Works (Bermuda) Ltd.                     Bermuda
      The Stanley Works Japan K.K.                         Japan
      Stanley Works (Thailand) Ltd.                        Thailand
      TONA a.s. (LTD) (93.9%)                              Czech Republic
      Stanley Works Malaysia Sdn. Bhd.                     Malaysia
      Stanley Works China Investments Ltd. (80%)           Virgin Islands
        Stanley (Zhongshan) Hardware Co. Ltd.(65%)         China
      Chiro Tools Holdings B.V.                            Netherlands
           Stanley Chiro International Ltd.                Taiwan
   Beijing Daxing Stanley-Bostitch
     Metal Industries Co., Ltd. (98%)                      China
   Stanley (Tianjin) International Trading Company, Ltd.   China
   The Stanley Works (Zhongshan) Tool Company Ltd.         China

                                  ATTACHMENT 2

Narrative Description of the Business
-------------------------------------
The Stanley Works  ("Stanley" or the "Company") was founded in 1843 by Frederick
T. Stanley and incorporated in 1852. Stanley is a worldwide producer of tools and door products for professional, industrial and consumer use. Stanley(R) is a brand recognized around the world for quality and value.

In 2002, Stanley had net sales of over $2 billion and employed approximately 13,700 people worldwide. The Company's principal executive office is located at 1000 Stanley Drive, New Britain, Connecticut 06053 and its telephone number is
(860) 225-5111.

The Company's operations are classified into two business segments: Tools and Doors.

Tools
-----
The Tools segment manufactures and markets carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets. These products are distributed directly to retailers (including home centers, mass merchants and retail lumber yards) and end users as well as through third party distributors. Carpenters tools include hand tools such as measuring instruments, planes, hammers, knives and blades, screwdrivers, saws, garden tools, chisels, boring tools, masonry, tile and drywall tools, as well as electronic stud sensors, levels, alignment tools and elevation measuring systems. The Company markets its carpenters tools under the Stanley(R), FatMax(TM), MaxGrip(TM), Powerlock(R), IntelliTools(TM), Contractor Grade(TM), Dynagrip(R), AccuScape(R) and Goldblatt(R) brands.

Mechanics tools include consumer, industrial and professional mechanics hand tools, including wrenches, sockets, electronic diagnostic tools, tool boxes and high-density industrial storage and retrieval systems. Mechanics tools are marketed under the Stanley(R), Proto(R), Mac(R), Husky(R), Jensen(R), Vidmar(R), ZAG(R) and Blackhawk(TM) brands.

Pneumatic tools include Bostitch(R) fastening tools and fasteners (nails and staples) used for construction, remodeling, furniture making, pallet manufacturing and consumer use and pneumatic air tools marketed under the Stanley(R) brand (these are high performance, precision assembly tools, controllers and systems for tightening threaded fasteners used chiefly by vehicle manufacturers).

Hydraulic tools include Stanley(R) hand-held hydraulic tools used by contractors, utilities, railroads and public works as well as LaBounty(R) mounted demolition hammers and compactors designed to work on skid steer loaders, mini-excavators, backhoes and large excavators.

Doors
-----
The Doors segment manufactures and markets commercial and residential doors, both automatic and manual, as well as closet doors and systems, home decor and door and consumer hardware. Products in the Doors segment include residential insulated steel, reinforced fiberglass and wood entrance door systems, vinyl patio doors, mirrored closet doors and closet organizing systems, automatic doors as well as related door hardware products ranging from hinges, hasps, bolts and latches to shelf brackets and lock sets. Door products are marketed under the Stanley(R), Magic-Door(R), WelcomeWatch(R), Stanley-Acmetrack(TM), Monarch(TM) and Acme(R) brands and are sold directly to end users and retailers as well as through third party distributors.